Wessanen

04 MAR 18 AM 7:21

fax message

Corporate Communications

04010664

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Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	2

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date March 15, 2004

Subject Press Release Koninklijke Wessanen nv – (ID #82-1306)

ID #82-1306

dlw 3/18

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

press release

Corporate Communications

Amstelveen, the Netherlands, March 15, 2004
(10.00 a.m.)

Wessanen to abolish protective measures; Governance aligned with Dutch Corporate Governance Code

As part of the Dutch Code for Corporate Governance, as set up by the Tabaksblat Committee, Wessanen is making a number of amendments in its governance structure. After implementation of these amendments, the company will almost completely comply with the requirements of the Code. The various changes will be presented and discussed during the forthcoming Shareholders' Meeting on March 31.

The most important changes relate to the following.

- abolishment of the Preference Shares Trust ("Stichting Preferente Aandelen");
- elimination of the restrictions in the cancellation of share certificates and as such the function as protective measure of the Trust 'Stichting Administratiekantoor Aandelen Koninklijke Wessanen' (AK Trust);
- conversion of contracts of Executive Board members into contracts with a four-year term. Remuneration packages and bonuses will be aligned with the principles of the Code. Furthermore, the remuneration policy and the remuneration report will be submitted to the Shareholders' Meeting for approval;
- alignment of all underlying regulations regarding the performance of the members of the Executive Board and the Supervisory Board , Code of Conduct, etc. with the Dutch Corporate Governance Code and publishing these on the company's corporate website (www.wessanen.com). As a result, the Combined Meeting Executive Board and Supervisory Board is abolished and individual responsibilities of both administrative bodies are further emphasized;
- resignation from the Board of the Trust 'Stichting Administratiekantoor Aandelen Koninklijke Wessanen' of a representative of the Supervisory Board, and as such the strengthening of the independence of the Trust.

Executive Board
Royal Wessanen nv

For questions, please contact Timo de Grefte, Corporate Communications Director; phone +31 (0)20 547 95 29; e-mail t.grefte@wessanen-hq.com.

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet www.wessanen.com